SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)(1)


                       Alliance Semiconductor Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   018775100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Bradley S. Perkins
                       Alliance Semiconductor Corporation
           2572 Augustine Drive, Santa Clara, CA 95054 (408)855-4900
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 01877H100                    13D/A                   Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


N. Damodar Reddy
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    7,571,750 (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          - 0 - (See Item 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    7,571,750 (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    - 0 - (See Item 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


7,571,750 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


17.9% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01877H100                    13D/A                   Page 3 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


N.D.R. Investments, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


State of Nevada, U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    - 0 - (See Item 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          345,000 (See Item 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    - 0 - (See Item 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    345,000 (See Item 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


345,000 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


0.8% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01877H100                    13D/A                   Page 4 of 8 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Alliance Semiconductor Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2575 Augustine Drive, Santa Clara, California 95054. The principal executive officers and directors of the Issuer are as follows:

Name                  Position
-------------------   -------------------------------------------------------
N. Damodar Reddy      Chairman, President and Chief Executive Officer
C.N. Reddy            Executive Vice President, Chief Operating Officer,
                      Director and Secretary
David Eichler         Vice President, Finance and Administration
                      and Chief Financial Officer
Bradley A. Perkins    Vice President and General Counsel
Ritu Shrivastava      Vice President, Technology Development
Jon B. Minnis         Director
Sanford L. Kane       Director

________________________________________________________________________________
Item 2.  Identity and Background.

Pursuant to Rules 13d-2(a)) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Statement on Schedule 13D/A is being filed on behalf of N. Damodar Reddy, an individual ("Mr. Reddy"), and N.D.R. Investments, Inc., a Nevada corporation ("NDR Investments"). The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons".

NDR Investments was incorporated in the State of Nevada on December 29, 1994, and its business address is 931 Tahoe Boulevard, Suite 6, Incline Village, Nevada, California 89451-9409. Mr. Reddy is the sole shareholder, officer and director of NDR Investments. Mr. Reddy established NDR Investments for financial planning purposes.

Mr. Reddy is the Chairman of the Board, Chief Executive Officer and President of the Issuer, and his principal business address is 2575 Augustine Drive, Santa Clara, California 95054. Mr. Reddy is a U.S. citizen. Mr. Reddy became a 5% shareholder of the Issuer as a reporting company under the Act as a result of the Issuer's initial public offering in November 1993, and in connection therewith Mr. Reddy filed a Statement on Schedule 13G with respect to his beneficial ownership of securities of the Issuer on February 14, 1994 and amended such Statement on February 14, 1995. On February 22, 1995, Mr. Reddy filed a Statement on Schedule 13D, to which this is an amendment.

During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 01877H100                    13D/A                   Page 5 of 8 Pages


________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

MR. REDDY.

In October 1991, the Issuer issued 100 shares of Common Stock to Mr. Reddy, one of the Issuer's founders, in satisfaction of accrued salaries payable, pursuant to the Issuer's Reorganization under Chapter II of the United States Bankruptcy Code dated March 18, 1991. As a result of subsequent stock splits and conversions, such 100 shares have become 6,000,000 shares of Common Stock. In August 1999, the Issuer issued to Mr. Reddy an incentive stock option to purchase up to 200,000 shares of the Common Stock of the Issuer. Within 60 days from the date of this Statement, none of such stock option will be exerciseable by Mr. Reddy. As of March 10, 2000, Mr. Reddy owned of record 7,571,750 shares of the Common Stock of the Issuer.


NDR INVESTMENTS.

From February 3, 1995 to date, Mr. Reddy has transferred to NDR Investments a total of 345,000 shares of the Issuer's Common Stock held by Mr. Reddy in exchange for shares of the Common Stock of NDR Investments.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Each of the Reporting Persons acquired the shares of Common Stock of the Issuer for investment. Over time, each of the Reporting Persons will review their respective investments in the Common Stock of the Issuer and may, at such time and from time to time, determine to acquire additional shares of such Common Stock or to dispose of all or any portion of the shares of such Common Stock at any time held by such Reporting Person. Neither of the Reporting Persons has any plans or proposals which relate to or would result in:

(a) The acquisition of additional securities of the Issuer (other than transfers of securities of the Issuer from Mr. Reddy to NDR Investments), or the disposition of any securities of the Issuer, other than sales, from time to time, of the Common Stock of the Issuer in accordance with Section 16 of the Act and Rule 144 promulgated under the Securities Act of 1933, as amended;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) A material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

Any action similar to any of those enumerated above.

CUSIP No. 01877H100                    13D/A                   Page 6 of 8 Pages


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

MR. REDDY

(a) As of March 10, 2000, Mr. Reddy owned beneficially and of record 7,916,750 shares of the Common Stock of the Issuer, which represented 18.7% of the Issuer's Common Stock (based on 42,233,928 shares outstanding). Such amount includes 345,000 shares of Common Stock of the Issuer owned beneficially and of record by NDR Investments. All the share amounts set forth in this paragraph take into account a 3-for-2 stock split in the form of a stock dividend undertaken by the Issuer as of January 6, 1995.

(b) Mr. Reddy has the sole voting, disposition and investment power with respect to the 7,571,750 shares listed above. Mr. Reddy is married and resides in a community property State.

(c) From February 3, 1995 to date, Mr. Reddy has transferred a total of 345,000 shares of the Common Stock of the Issuer to NDR Investments. In addition, during the last 60 days, Mr. Reddy effected the following dispositions, all of which were sales in the Nasdaq National Market in broker's transactions under Rule 144:

    Date        Shares              Disposition              Price Per
                                                               Share
------------- ------------ ------------------------------- --------------
   3/3/00      10,000      Sale                                $25.98
   3/6/00      10,000      Sale                                $26.13
               -----------
       total   20,000

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of any shares of the Common Stock of the Issuer owned by Mr. Reddy. Mr. Reddy is married and resides in a community property State.

(e) Not applicable.

NDR INVESTMENTS

(a) As of March 10, 2000, NDR Investments owned beneficially and of record 345,000 shares of the Common Stock of the Issuer, which represented 0.8% of the Issuer's Common Stock (based on 42,233,928 shares outstanding).

(b) Because NDR Investments may be deemed to be controlled by Mr. Reddy, Mr. Reddy will likely be deemed to have voting, disposition and investment power with respect to the 345,000 shares listed above.

(c) From February 3, 1995 to date, NDR Investments has been transferred from Mr. Reddy a total of 345,000 shares of the Common Stock of the Issuer. During the last 60 days, NDR Investments effected no transactions.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of any shares of the Common Stock of the Issuer owned by NDR Investments.

(e) NDR Investments is not, and has never been, the beneficial owner of 5% or more of the shares of the Common Stock of the Issuer.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The  only  contract,  arrangement,   understanding  or  relationship  (legal  or
otherwise) between the persons named in Item 2 are the documents creating NDR Investments.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

The following document is filed as an exhibit hereto:

Exhibit A: Agreement of Joint Filing

________________________________________________________________________________

CUSIP No. 01877H100                    13D/A                   Page 7 of 8 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 10, 2000
                                        ----------------------------------------
                                                         (Date)



                                        N. Damodar Reddy

                                                  /s/ N. Damodar Reddy
                                        ----------------------------------------
                                                       (Signature)


                                                    N. Damodar Reddy
                                        ----------------------------------------
                                                       (Name/Title)



                                        N.D.R. Investments, Inc.

                                                  /s/ N. Damodar Reddy
                                        ----------------------------------------
                                                       (Signature)


                                        By: N. Damodar Reddy, President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 01877H100                    13D/A                   Page 8 of 8 Pages


EXHIBIT A

                           Agreement of Joint Filing

Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13d- I (f)(1) of the Securities Exchange Act of 1934, as amended, the Statement dated March 10, 2000, containing the information required by Schedule 13D/A, for the shares of Common Stock of Alliance Semiconductor Corporation held by both N. Damodar Reddy and N.D.R. Investments, Inc.


                                                     March 10, 2000
                                        ----------------------------------------
                                                         (Date)



                                        N. Damodar Reddy

                                                  /s/ N. Damodar Reddy
                                        ----------------------------------------
                                                       (Signature)


                                                    N. Damodar Reddy
                                        ----------------------------------------
                                                       (Name/Title)



                                        N.D.R. Investments, Inc.

                                                  /s/ N. Damodar Reddy
                                        ----------------------------------------
                                                       (Signature)


                                        By: N. Damodar Reddy, President
                                        ----------------------------------------
                                                       (Name/Title)